Filed by: Fidelity Investment Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Investment Trust
SEC File No. 002-90649 and 811-04008

SHAREHOLDER UPDATE

Fidelity's

Targeted International Equity

Funds®

Fidelity® Canada Fund

Fidelity China Region Fund

Fidelity Emerging Markets Fund

Fidelity Europe Fund

Fidelity Europe Capital Appreciation Fund

Fidelity Japan Fund

Fidelity Japan Smaller Companies Fund

Fidelity Latin America Fund

Fidelity Nordic Fund

Fidelity Pacific Basin Fund

Fidelity Southeast Asia Fund

Shareholder Update

(Pages I to XXVI)

and

Annual Report

(Pages A-1 to A-128)

For the year ending
October 31, 2006

and

Prospectus
dated December 30, 2006

(2_fidelity_logos) (Registered_Trademark)

Contents

Shareholder Update:
Market Recap	<Click Here>	A review of what happened in world markets during the past 12 months
Canada Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
China Region Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Emerging Markets Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Europe Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Europe Capital Appreciation Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Japan Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Japan Smaller Companies Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Latin America Fund	<Click Here> <Click Here>	Fund Talk: The Managers' Overview Performance
Nordic Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Pacific Basin Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Southeast Asia Fund	<Click Here> <Click Here>	Fund Talk: The Manager's Overview Performance
Annual Report:	A-1
Prospectus:	P-1

Standard & Poor's, S&P and S&P 500 are registered service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by
Fidelity Distributors Corporation.

Other third party marks appearing herein are the property of their respective owners.

All other marks appearing herein are registered or unregistered trademarks or service marks of FMR Corp. or an affiliated company.

The views expressed in the Fund Talk section of this update reflect those of the portfolio manager(s) only through the end of the period as stated on the cover and do not necessarily represent the views of Fidelity or any other person in the Fidelity organization. Any such views are subject to change at any time based upon market or other conditions and Fidelity disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Fidelity fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Fidelity fund. The securities mentioned are not necessarily holdings invested in by the portfolio manager(s) or FMR Corp. References to specific company securities should not be construed as recommendations or investment advice.

Foreign investments, especially those in emerging markets, involve greater risk and may offer greater potential returns than U.S. investments. This risk includes political and economic uncertainties of foreign countries, as well as the risk of currency fluctuation.

Non-diversified funds tend to be more volatile than diversified funds and the market as a whole.

Investments in smaller companies may involve greater risks than those in larger, more well-known companies.

Note to Shareholders: Many Fidelity equity funds will now compare to a peer group using the methodology established by Morningstar, Inc., rather than a Lipper Inc. objective peer group. Morningstar categorizes funds into more narrowly defined universes based on the securities they hold. We believe that using these more representative peer groups for certain equity funds can benefit fund shareholders in evaluating fund performance.

Please see the Performance section for further information.

This shareholder update is not part of the funds' financial report and is submitted for the general information of the shareholders of the funds. This update is not authorized for distribution to prospective investors in the funds unless preceded or accompanied by an effective prospectus.

NOT FDIC INSURED · MAY LOSE VALUE · NO BANK GUARANTEE

Neither the funds nor Fidelity Distributors Corporation is a bank.

Not Part of Annual Report

Market Recap

Just about every equity and debt asset class around the world had positive returns during the 12-month period ending October 31, 2006. As has been the case for the past several years, international markets outpaced those in the United States, partly as a result of favorable currency exchange rates for domestic investors in foreign securities. Though the period was tumultuous, particularly in the May and June time frame, many international stock markets had returns well into the 25% and higher range, while U.S. benchmarks trended more toward lower double-digit returns. U.S. and international investment-grade bonds generally posted mid-to-high single-digit gains, while the returns of most domestic high-yield and emerging-markets debt categories approached or achieved double-digit advances.

Europe: European stock markets, as measured by the Morgan Stanley Capital InternationalSM (MSCI®) Europe Index, advanced 31.95% during the past year. Attractive stock valuations, steady gross domestic product (GDP) growth and U.S. dollar depreciation relative to the euro all were key contributors to the European region's performance. Of all the major components of the MSCI Europe's benchmark, only Switzerland and the United Kingdom - which combined made up more than 40% of the index's weighting on average during the past year - returned less than 30%, though both were above 28%. Spain was one of the top winners, advancing in the neighborhood of 43%.

Emerging Markets: Like most areas of the globe, emerging-markets stocks were volatile, but the returns were excellent, as the MSCI Emerging Markets index gained 35.42% for the one-year time frame, despite losing 1.71% in the final six months of the period. If the benchmark can hold on to these gains through the end of 2006, it would mark the fourth consecutive calendar year that it's put up a positive double-digit return. But anything can happen given the volatility inherent in this asset class. On a country-level basis for the past year, Indonesia, Hong Kong, China and Russia were among the best performers. Israel was weak, however, pressured by military conflicts in the region, while Argentina was one of the only benchmark constituents with a negative return.

Japan: Japanese stock performance generally trailed that of other international equity markets. Economic data continued to demonstrate a general improvement in domestic consumption and investment demand, but concerns about a slowdown in exports to such countries as the United States and China weighed on Japanese stocks, which are still viewed by many as among the riskier investment areas. Even though the Tokyo Stock Exchange Stock Price Index - better known as the TOPIX - had a solid gain of 12.47%, it still underperformed most of its European and Asia-Pacific region counterparts. A general shunning of small-cap stocks - a group that investors tend to hide from in uncertain markets - resulted in a double whammy for the small-cap segment of the Japanese equity market.

U.S. and Canada: U.S. equity investors had much to feel good about during the past year. On October 3, the Dow Jones Industrial AverageSM closed above its all-time high set back in January 2000. On October 19 - the 19th anniversary of the 1987 stock market crash - the Dow made history again, recording its first close above 12,000. The Dow finished the 12-month period with a gain of 18.47%. The Standard & Poor's 500SM Index and the NASDAQ Composite® Index also did well, returning 16.34% and 12.49%, respectively. There were a number of reasons for the equity markets' impressive results, particularly the consistently strong quarterly earnings reported by U.S. corporations. The Federal Reserve Board also played a significant role. Though its inflation fighting efforts caused investors anguish at times, the Board seemed to successfully accomplish its mission of engineering a "soft landing" - where inflation doesn't get too hot and economic growth doesn't get too cold. Canada, a major exporter of natural resources, faced some headwinds as energy prices fell, but still did impressively, gaining 28.21% according to the S&P/TSX Composite Index.

Bonds: The U.S. high-yield bond market was one of the best performing domestic fixed-income asset classes during the period. For the one-year time frame, the Merrill Lynch® U.S. High Yield Master II Constrained Index rose 9.78%. By comparison, the Lehman Brothers® Aggregate Bond Index - a benchmark of the U.S. investment-grade taxable bond universe - gained 5.19%. The Federal Reserve Board's pause in its two-year campaign of interest rate hikes - the central bank left rates unchanged at its August, September and October Open Market Committee meetings - boosted high- and low-quality bonds across the board. In the international markets, the returns of developed market government bonds were in line with domestic investment-grade bond issues, according to the Citigroup® Non-U.S. World Government Bond Index's increase of 5.31% during the period. Emerging-markets debt continued its multiyear reign as the debt markets' top performer, as the J.P. Morgan Emerging Markets Bond Index Global returned 11.45%.

Not Part of Annual Report or Prospectus

Canada

Fund Talk: The Manager's Overview

(Photograph of Maxime Lemieux)

Maxime Lemieux, Portfolio Manager of Fidelity® Canada Fund

Q. How did the fund perform, Max?

A. The fund did well in absolute terms, gaining 26.93% for the 12 months ending October 31, 2006, but its return was slightly behind that of the S&P/TSX Composite Index, which advanced 28.21%.

Q. What factors affected performance during the past 12 months?

A. The first half of the period was characterized by a strong Canadian economy, driven in large measure by the country's rich deposits of natural resources, among them oil and natural gas, as well as many base metals, all of which were in high demand throughout the world. Then in late spring, as interest rates continued to increase on a worldwide basis and demand for various natural resources started to cool off, commodity prices started to pull back. In early May, there was a sharp correction across most global markets, hitting commodities and emerging-markets economies most severely. While this signaled a slowing of global economic growth, the market correction proved to be a temporary phenomenon, as inflationary fears softened and markets in many areas of the world, including Canada, came roaring back later in the period. The materials sector was by far the strongest component of the Composite index during the period, returning more than 53%, followed by telecommunication services and industrials, which each rose by more than 30%. The most telling factor in the fund's modest shortfall versus the index was our fairly sizable underweighting in the materials sector, although favorable stock selection there offset some of that relative underperformance. In the energy sector, inopportune stock picking also hurt a bit, as did some unfavorable picks in the transportation and capital goods groups. On the positive side, the fund benefited most from good stock picking in the information technology, telecommunication services, consumer staples and financials sectors, with the strongest results on an industry basis coming in food and staples retailing, tech hardware and equipment, and insurance. The U.S. dollar weakened against the Canadian dollar, which helped lift the fund's absolute return.

Q. Which stocks provided the biggest boosts to performance versus the Composite index?

A. The biggest boost came from the fund's large overweighting in Research In Motion (RIM), maker of the BlackBerry wireless communications device. RIM's stock price nearly doubled during the period, driven by the favorable settlement of a patent infringement lawsuit, as well as by new product offerings that continued to gain share in the corporate and consumer markets. Leading telecom services operators TELUS and Rogers Communications both did well on strong earnings growth. A big stake in property and casualty insurer ING Canada also provided a sizable boost. Semiconductor maker ATI Technologies rose on favorable speculation about its takeover by Advanced Micro Devices, the No. 2 U.S. chip maker, and I sold the stock. Maintaining a minimal stake versus the index in Loblaw Companies, the large national grocery chain, aided performance, as investors were less than optimistic about how the company would respond to the competitive advances of Wal-Mart Stores in the Canadian food distribution market. I ultimately sold the stake in Loblaw.

Q. Where were the results less satisfying?

A. A large, but underweighted position in Suncor Energy, a big integrated energy firm with exposure to oil sands deposits in Alberta, was the biggest detractor from performance relative to the index, although the stock performed well during the period. Talisman Energy, a producer of both oil and natural gas, had decent, but not inspiring results, largely due to a big falloff in the price of natural gas. Taken as a group, the fund's virtually negligible exposure to some of the index's best performing names in the materials sector had the greatest negative impact. Having no stake in such stocks as gold producers Glamis Gold and Agnico-Eagle Mines, steel maker Dofasco and copper and gold miner First Quantum Minerals put a big drag on relative performance.

Q. What's your outlook, Max?

A. Where interest rates are headed seems to be a big question these days. The bulls are forecasting cuts in 2007, while the bears believe otherwise. I have some concerns about the weakness of the U.S. housing market, but I believe that if employment remains as strong as it's been, rates probably won't go lower anytime soon. Even though it's tied so closely with natural resources, the Canadian economy remains strong and, unless energy and commodity prices go through the ceiling again, re-inciting inflationary fears and pushing rates higher, I think the Canadian market will continue to show decent strength. This fall's market rally makes me believe there still is a lot of liquidity in the marketplace, so on balance I'd say my view of the near-term environment is guardedly optimistic.

Note to shareholders: Fidelity Canada Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Canadian market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

Fund Facts

Goal: growth of capital over the long term by investing in equity securities of Canadian issuers

Fund number: 309

Trading symbol: FICDX

Start date: November 17, 1987

Size: as of October 31, 2006, more than $3.1 billion

Manager: Maxime Lemieux, since 2002; manager, funds for Canadian investors, since 1998; research analyst, 1996-1998; joined Fidelity in 1996

3

Not Part of Annual Report or Prospectus

Canada

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmark. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Canada Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Canada Fund	26.93%	191.58%	243.89%
S&P/TSX Composite Index	28.21%	179.36%	213.53%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Canada Fund	26.93%	23.87%	13.15%
S&P/TSX Composite Index	28.21%	22.81%	12.11%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmark assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Canada Fund	13.19%	22.65%	13.21%
S&P/TSX Composite Index	13.74%	21.78%	12.42%

This information shows the returns of the fund and its index for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

China Region

Fund Talk: The Manager's Overview

(Photograph of K.C. Lee)

K.C. Lee, Interim Portfolio Manager of Fidelity® China Region Fund

Q. How did the fund perform, K.C.?

A. It gained 30.83% for the 12 months ending October 31, 2006, marginally outperforming the 30.60% gain posted by the Fidelity China Region Fund Linked Index, a measure of market performance in Hong Kong, Taiwan and China. However, the fund slightly lagged the Hang Seng Index, which returned 31.12%. Additionally, the fund underperformed the 45.51% return for its peer group, the LipperSM China Region Funds Average.

Q. Which sectors and holdings helped versus the Linked index?

A. Selected technology holdings contributed significantly to our return. Specifically, overweighted positions in a number of hardware and equipment companies aided returns due to the increased demand for handset components and converged mobile devices - that is, mobile devices with high-level operating systems. For example, the share price of Foxconn International Holdings, a vertically integrated handset manufacturer, was boosted by solid earnings growth, increased market share and improving sentiment toward the handset industry. Foxconn is listed in Hong Kong but incorporated in the Cayman Islands. Meanwhile, High Tech Computer, a Taiwanese manufacturer of wireless pocket personal computers, benefited from growth in the smartphone industry, as well as its solid positioning in the marketplace. On a country basis, stock selection in Taiwan and China had a positive impact on our returns.

Q. What other holdings were beneficial?

A. A relatively light exposure and opportune security selection within the banking industry proved favorable. In particular, a large underweighting in HSBC Holdings, which is listed in Hong Kong but based in the United Kingdom and accounts for roughly one-quarter of the Linked index, contributed to performance. The stock's gains were limited by concerns about the bank's U.S. sub-prime loan portfolio in a rising interest rate environment. Bank of East Asia also added value. The share price of the third-largest listed bank in Hong Kong was supported by the growth of the company's operations in China. China Life Insurance further contributed to performance, its stock lifted by the company's leading position in its industry, as well as by robust growth in insurance premiums.

Q. Which stocks detracted from performance?

A. Unrewarding stock selection in Hong Kong - tempered by some strong performers incorporated in the Cayman Islands but listed in Hong Kong - hurt performance relative to the Linked index. One detractor was food retailer Dairy Farm International, which reported disappointing earnings growth and weighed on our stock selection in the consumer staples sector. Further, the company's defensive characteristics were a liability in the buoyant market environment. Not owning Hong Kong Exchanges and Clearing also curbed our results. The stock benefited from an increase in daily trading volume and investors' hopes that new listings might bring further volume expansion. Also dampening performance was Hutchison Whampoa, a conglomerate with businesses in ports, property and hotels, retail, energy and telecommunications. The stock weakened after the company announced losses in its 3G, or third-generation, telecom operations. However, Hutchison remained a top holding in the fund given my confidence in its businesses and assets outside of its 3G operations. Elsewhere, underweighting wireless telecom services provider and major index component China Mobile was a mistake. While I was wary of the stock's high valuation, it gained more than 80% and contributed to the overall negative impact of the telecommunication services sector on fund performance. Lastly, the fund's cash position, which increased substantially during the period, hampered the fund's returns in a strong market environment.

Q. What's your outlook, K.C.?

A. I continue to believe that solid growth opportunities exist in this region. From a geographic perspective, the portfolio remains overweighted in Hong Kong because I feel that domestic consumption is likely to remain a key driver of stocks there. The Hong Kong market also could benefit from the recent pause in U.S. interest rate hikes, as Hong Kong rates are pegged to those in the United States. In contrast, market volatility - a result of political risks and an unfavorable economic environment - led me to maintain an underweighted position in Taiwan. Further, I have become uncomfortable with the level of speculation I see in Chinese stocks, which is reflected in the fund's underweighted exposure to that country. That said, there are a number of stocks that appear positioned to benefit from China's rising incomes and domestic spending.

Note to shareholders: Fidelity China Region Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Hong Kong, Taiwanese and Chinese market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of Hong Kong, Taiwanese and Chinese issuers

Fund number: 352

Trading symbol: FHKCX

Start date: November 1, 1995

Size: as of October 31, 2006, more than $734 million

Interim manager: K.C. Lee, since 2005; manager of Asia ex Japan regional equity portfolios, since 1987; assistant equity portfolio manager and senior equity research analyst, 1985-1987; equity research analyst, 1982-1985; joined Fidelity in 1982

3

Not Part of Annual Report or Prospectus

China Region

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including appropriate indices as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity China Region Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity China Region Fund	30.83%	118.91%	110.07%
Hang Seng Index	31.12%	114.64%	98.35%
Fidelity China Region Fund Linked Index	30.60%	119.74%	104.24%
Lipper China Region Funds Average	45.51%	144.39%	56.08%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity China Region Fund	30.83%	16.96%	7.71%
Hang Seng Index	31.12%	16.50%	7.09%
Fidelity China Region Fund Linked Index	30.60%	17.05%	7.40%
Lipper China Region Funds Average	45.51%	19.49%	4.42%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity China Region	20.07%	17.35%	7.94%
Hang Seng Index	16.98%	15.74%	7.11%
Fidelity China Region Fund Linked Index	18.49%	17.50%	7.61%
Lipper China Region Funds Average	26.24%	19.76%	4.21%

This information shows the returns of the fund, its indices, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Emerging Markets

Fund Talk: The Manager's Overview

(Photograph of Robert von Rekowski)

Robert von Rekowsky, Portfolio Manager of Fidelity® Emerging Markets Fund

Q. How did the fund perform, Bob?

A. Very well, both in absolute terms and relative to its benchmarks. For the year ending October 31, 2006, the fund returned 41.96%, handily beating the 35.42% return of the Morgan Stanley Capital InternationalSM Emerging Markets Index, as well as the 34.79% gain of the Morningstar® Diversified Emerging Markets Category1.

Q. Why did the fund outperform the index?

A. The fund was helped by its positioning in all market sectors except for consumer staples, where stock selection hurt a bit. The sectors making the strongest contributions versus the index were industrials, materials, information technology and consumer discretionary - all mainly due to favorable stock picking. On a geographical basis, our holdings in Taiwan, Russia and South Korea made important contributions to the fund's returns. Conversely, stock selection in South Africa dampened the fund's performance, as did underweighting India and China, albeit to a lesser extent. Lastly, a modest cash position hurt in a strongly rising market.

Q. How do you make decisions about the fund's sector and country weightings?

A. I believe I add the most value as a stock picker, not when I'm making sector calls. Consequently, I try to keep the fund's sector weightings relatively close to those of the index. However, that by no means makes this a "closet index fund." I operate on a "best ideas" basis, meaning that I focus on stocks in which I have the strongest conviction. If I don't like a stock, I typically won't hold it even if it's an important index component. Instead, I'll buy other stocks that I do like and weight those more heavily so that the total sector weighting approximates that of the index. On the other hand, I don't pick countries on a top-down basis, preferring to let those weightings fall where they may as a result of my stock picking and sector weightings. Shareholders may notice that the fund's weighting in Russia increased from 7% a year ago to more than 11% at period end. That increase largely reflected a huge boost in the index weighting of one stock - Gazprom, a natural gas producer and distributor in which the Russian government has a 51% stake.

Q. Which stocks helped the most versus the index?

A. Gazprom was the top contributor, aided by rising gas prices and strong export demand. I increased the fund's stake in this stock ahead of the index's reweighting of it but remained underweighted at period end pending further review of the situation. Given the stock's huge run-up in price and its much heavier index weighting, I wanted to double-check the company's business fundamentals before reinstating the fund's overweighted position. Also benefiting from the favorable backdrop for natural gas companies was Novatek, Russia's largest independent gas producer. Elsewhere, Taiwan-based High Tech Computer was a notable contributor. The manufacturer of smart phones and PDAs (personal digital assistants) benefited from robust demand for those products and from its position as an industry leader. Further aiding performance was Hong Kong-listed contract manufacturer Foxconn International Holdings, which makes wireless handsets for a number of leading providers. Healthy demand for handsets drove the stock's gains. Lastly, two nickel producers, Russia's MMC Norilsk Nickel and Aneka Tambang, based in Indonesia, both posted triple-digit gains, as nickel prices surged higher amid industrywide supply constraints imposed by delayed production projects.

1 Please see the Performance section of this update.

Q. Which stocks hurt performance?

A. Not owning index component China Life Insurance was a mistake, as the stock almost tripled in value. In the case of Korea-based Kookmin Bank, also in the index, the fund had a position for part of the period but missed most of the stock's advance, as I preferred to emphasize smaller, regional Korean banks with cheaper valuations and better earnings-growth profiles. Likewise, I underweighted - and eventually sold completely - Indian energy holding Reliance Industries, which looked expensive but outperformed nevertheless. Israeli communications equipment provider Orckit Communications fared poorly due to slower-than-expected customer growth.

Q. What's your outlook, Bob?

A. For now, the U.S. economy appears to be in reasonably good shape, despite weakness in the housing market. If inflationary pressures subside, the Federal Reserve Board might begin to lower short-term interest rates sometime in 2007. Further, despite the likelihood of more-moderate U.S. growth next year, the global economic growth scene appears more balanced, which is positive for emerging markets. Some emerging markets, such as South Africa, are raising interest rates in an effort to contain credit excesses. Other countries have more flexibility to continue lowering rates. While emerging-markets stocks, like their counterparts in developed economies, are cyclical in nature, I believe favorable long-term trends should result in a wide array of attractive investment opportunities going forward.

Fund Facts

Goal: capital appreciation by investing at least 80% of assets in securities of issuers in emerging markets

Fund number: 322

Trading symbol: FEMKX

Start date: November 1, 1990

Size: as of October 31, 2006, more than $3.0 billion

Manager: Robert von Rekowsky, since 2004; manager, Fidelity Advisor Emerging Markets Fund, since 2004; research analyst and associate portfolio manager, international and emerging-markets equities for Fidelity International Limited, 1998-2003; high-income analyst, 1995-1998; global research associate, 1989-1995; joined Fidelity in 1989

3

Not Part of Semiannual Report

Emerging Markets

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Emerging Markets Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Emerging Markets Fund	41.96%	252.71%	44.66%
MSCI Emerging Markets Index	35.42%	250.36%	123.39%
Morningstar Diversified Emerging Markets Category [1]	34.79%	236.51%	136.75%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Emerging Markets Fund	41.96%	28.67%	3.76%
MSCI Emerging Markets Index	35.42%	28.50%	8.37%
Morningstar Diversified Emerging Markets Category [1]	34.79%	27.29%	8.81%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Emerging Markets Fund	26.65%	28.59%	2.84%
MSCI Emerging Markets Index	20.82%	28.85%	7.58%
Morningstar Diversified Emerging Markets Category [1]	20.41%	27.42%	7.95%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Morningstar calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

1 Fidelity is now using a Morningstar Category as a comparison peer group for this fund, rather than the Lipper Inc. objective peer group previously shown. Morningstar classifies funds based on their holdings over a 3-year period, while Lipper objective peer groups classify funds based on their investment objective.

Comparisons of fund performance against appropriate index benchmarks will continue to be included in Fidelity shareholder reports, and fund managers will continue to discuss performance of funds against their appropriate benchmarks. At this time, we are not planning to change comparison peer groups for fixed-income, high-income, balanced, equity income, and some specialized equity funds.

Not Part of Annual Report or Prospectus

Europe

Fund Talk: The Manager's Overview

(Photograph of Trygve Toraasen)

Trygve Toraasen, Portfolio Manager of Fidelity® Europe Fund

Q. How did the fund perform, Trygve?

A. For the 12-month period ending October 31, 2006, the fund returned 27.40%, while the Morgan Stanley Capital InternationalSM (MSCI®) Europe Index gained 31.95%. During the same period, the LipperSM European Region Funds Average returned 32.13%.

Q. What were the principal factors that affected performance?

A. Against a backdrop of continuing economic growth throughout the globe, many European companies reported better-than-expected earnings. Heightened merger-and-acquisition activity gave additional support to equity prices, despite some short-term volatility. The fund underperformed the MSCI index largely because a number of its higher-risk holdings were hit hard amid the market correction in late spring and early summer. Health care was a particular source of weakness, held back by stock selection and an overweighting in the pharmaceuticals, biotechnology and life science group. Disappointing results in materials and unfavorable positioning within industrials also detracted. Conversely, stock picking in energy and an overweighting in financials boosted performance. On an individual country basis, we underperformed in France and the United Kingdom but gained ground in Spain and the Netherlands. A significant portion of the fund's absolute return came from currency fluctuations.

Q. What have been your principal strategies?

A. Since I took over management of the fund in January, I have been restructuring the portfolio, reducing overall risk by selling securities with large exposures to emerging markets and Russian energy companies. Unfortunately, many of these securities are relatively illiquid and not easily traded, and some remained in the portfolio when the market corrected. I increased the emphasis on large-cap stocks, particularly those with attractive valuations, as well as mid-cap stocks that I believed had great long-term growth prospects. For example, I moved to overweightings in large-caps such as Swiss pharmaceutical company Roche and U.K.-based grocery retailer Tesco, and established large positions in Spanish banks Banco Bilbao Vizcaya Argentaria and Banco Santander Central Hispano, both of which have significant operations in Latin America. From a sector perspective, I significantly raised the fund's exposure to consumer staples while reducing its weighting in energy.

Q. What holdings hurt results?

A. The biggest detractor was cruise line company Carnival. Its profits were squeezed by the combination of short-term issues in its Caribbean cruise business, which led the company to lower its prices, at the same time it had to pay higher fuel costs. Despite these problems, I think U.K.-based Carnival is a well-managed company with excellent growth prospects, and I continued to hold the stock at period end. Several selections in health care hurt results. The share price of Teva Pharmaceutical, a generic drug company based in Israel, slipped after the company announced delays in the approval process for two drugs. I sold the position. Untimely trading in AstraZeneca - based in the U.K. - detracted, as the stock struggled at times due to concerns about its product development pipeline. Synthes, a Swiss-based orthopedic product company, fell amid worries about its growth prospects. I sold it. Other disappointing investments included German software giant SAP, which had volatile revenues, and Mobile TeleSystems, a Russian wireless communications company that I sold.

Q. What investments supported performance?

A. Two stock and futures exchanges, Euronext of the Netherlands and Deutsche Boerse of Germany, performed very well because of increased trading levels and widespread speculation about consolidation of exchanges in Europe. I took profits by selling my positions in both companies after I thought it was evident that they were not likely to merge with each other. I also profitably liquidated positions in two Russian energy-related investments when I became concerned about their risk profiles. One was a security listed under the name of the London branch of the investment bank UBS, but actually backed by shares of a Russian energy company. The other was the stock of Surgutneftegaz, a Russian natural gas company. Antena 3 Television, a Spanish-based broadcaster, was another contributor before I sold it.

Q. What is your investment outlook?

A. I continue to see attractive opportunities in European equities. I intend to focus both on well-established large-cap companies selling at attractive valuations and on mid-cap companies with potential to accelerate their profit growth.

Note to shareholders: On December 14, 2006, the Board of Trustees agreed to present a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. Shareholders of Nordic Fund are expected to meet on May 16, 2007, to vote on the approval of the proposal. If approved, the merger is expected to be completed by the end of June 2007. Please see footnote 1 on page XI for further information.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of European issuers

Fund number: 301

Trading symbol: FIEUX

Start date: October 1, 1986

Size: as of October 31, 2006, more than $4.0 billion

Manager: Trygve Toraasen, since January 2006; manager, Fidelity Nordic Fund, since 1998; associate portfolio manager, Fidelity Nordic Fund, 1997-1998; research analyst, 1994-1998; joined Fidelity in 1994

3

Not Part of Annual Report or Prospectus

Europe

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Europe Fund has a 1.00% short-term redemption fee on shares held less than 30 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Fund	27.40%	116.34%	178.84%
MSCI Europe Index	31.95%	101.83%	177.74%
Lipper European Region Funds Average	32.13%	129.63%	205.10%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Fund	27.40%	16.69%	10.80%
MSCI Europe Index	31.95%	15.08%	10.76%
Lipper European Region Funds Average	32.13%	17.26%	11.53%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Fund	17.04%	18.02%	10.66%
MSCI Europe Index	22.54%	14.83%	10.54%
Lipper European Region Funds Average	21.72%	17.06%	11.23%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

1 The note to shareholders is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization of Fidelity Nordic Fund into Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The Prospectus/Proxy Statement also will be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

Not Part of Semiannual Report

Europe Capital Appreciation

Fund Talk: The Manager's Overview

(Photograph of Darren Maupin)

Darren Maupin, Portfolio Manager of Fidelity® Europe Capital Appreciation Fund

Q. How did the fund perform, Darren?

A. It did well. For the 12 months ending October 31, 2006, the fund was up 34.81%, surpassing both the Morgan Stanley Capital InternationalSM (MSCI®) Europe Index, which gained 31.95%, and the Morningstar® Europe Stock Category 1, which advanced 31.54%.

Q. What was the investment environment like, and how did it affect the fund's absolute performance during the past 12 months?

A. The end of 2005 through most of the first half of 2006 was a period characterized by rising stock prices, particularly in the cyclical/industrial and commodities-related industries. As I mentioned in my shareholder update six months ago, I am a sector-agnostic investor who looks for value stories and tends to own a fairly concentrated group of names in which I have strong conviction. Shifts in sector exposures during the period were a byproduct of my stock selection process. The fund benefited significantly from the robust market environment early in the period. Its investments in several industrial businesses undergoing restructuring appreciated very nicely. The same was true for selected energy investments in the fund. Markets around the world sold off sharply at mid-year, which hurt many of the previously mentioned areas, but they rebounded beginning in late summer, led higher by telecommunication services, industrials, utilities and financials. The fund was helped by good overall stock picking, as well as by favorable currency movements, as the dollar's weakness versus many major currencies helped boost returns for U.S. investors.

Q. What helped the fund outperform the MSCI Europe index during the period?

A. Favorable stock selection added the most value, especially our picks in the energy, telecommunication services and financials sectors, as well as in the pharmaceuticals, biotechnology and life science group. Conversely, the fund's underweighting in the telecom space held back its performance a bit, as did inopportune stock picking in such groups as commercial services and supplies, media and utilities. A larger-than-usual average cash position during the period, some of which I diverted into short-term European bonds, also hurt. On a country-by-country basis, our best results were from good stock selection in Italy and Switzerland and our worst from unfavorable picks in the United Kingdom.

Q. Which holdings helped the most?

A. Millicom International Cellular, a Luxembourg-based wireless telecom company with a strong emerging-markets presence, was the biggest contributor relative to the index, and I sold the position to lock in profits. Italian leasing company Banca Italease was another strong performer that I sold to capture its gains. Also contributing were Swiss biopharma company Actelion and energy services firm Petroleum Geo-Services, based in Norway, which uses seismic technology to help locate offshore oil and gas fields. Choosing not to own large index components BP and Royal Dutch Shell benefited relative performance, as falling oil prices deflated investors' optimism about the sustainability of past earnings growth from many such integrated energy companies. Several financials sector stocks also helped, among them Icade, a French real estate development firm; I.F.I., an Italian conglomerate that I thought was an interesting restructuring story; and OMX, the Swedish operator of securities exchanges in northern Europe, which I ultimately sold.

1 Please see the Performance section of this update.

Q. Where did the fund fare less well?

A. Tele Atlas, a Dutch maker of digital maps for automotive and personal navigation systems, was the most disappointing holding. The company is one of only two such manufacturers in the world, but investors haven't yet shown their support for this story, which I believe will benefit from strong growth in the navigation systems market over the next few years. The fund's positions in NETeller, a U.K. online funds transfer service, and Micronic Laser Systems, a Swedish technology firm, also were among the fund's top detractors. Performance was hurt as well by the fund's stake in Premiere, the leading pay-TV operator in Germany. I eliminated the positions in NETeller and Premiere.

Q. What's your outlook, Darren?

A. Military tensions have increased around the world; populist political policies are enjoying a resurgence; and the world's largest economy - America - appears to be slowing. Against this backdrop, corporate profit margins and global stock and asset prices have risen to record highs. But one also wonders if this mostly upward movement in valuations is due to investors failing to differentiate between the quality and the risks associated with various geographies, asset classes and sectors. In the year ahead, I believe there may be divergent performance between asset classes and geographies, as well as greater volatility in stock prices, which are trends that I will try to exploit as opportunities for the fund.

Fund Facts

Goal: long-term capital appreciation by investing mainly in equity securities of European issuers

Fund number: 341

Trading symbol: FECAX

Start date: December 21, 1993

Size: as of October 31, 2006, more than $1.0 billion

Manager: Darren Maupin, since January 2006; European equities manager, Fidelity Global Balanced Fund, since January 2006; international equity analyst in the U.K. and Hong Kong, 2002-2005; research analyst, 2000-2002; joined Fidelity in 1998

3

Not Part of Annual Report or Prospectus

Europe Capital Appreciation

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Europe Capital Appreciation Fund has a 1.00% short-term redemption fee on shares held less than 30 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Capital Appreciation Fund	34.81%	112.13%	226.27%
MSCI Europe Index	31.95%	101.83%	177.74%
Morningstar Europe Stock Category [1]	31.54%	145.51%	227.57%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Capital Appreciation Fund	34.81%	16.23%	12.55%
MSCI Europe Index	31.95%	15.08%	10.76%
Morningstar Europe Stock Category [1]	31.54%	18.32%	12.18%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Europe Capital Appreciation Fund	25.28%	16.29%	12.35%
MSCI Europe Index	22.54%	14.83%	10.54%
Morningstar Europe Stock Category [1]	21.10%	18.58%	11.88%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Morningstar calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

1 Fidelity is now using a Morningstar Category as a comparison peer group for this fund, rather than the Lipper Inc. objective peer group previously shown. Morningstar classifies funds based on their holdings over a 3-year period, while Lipper objective peer groups classify funds based on their investment objective.

Comparisons of fund performance against appropriate index benchmarks will continue to be included in Fidelity shareholder reports, and fund managers will continue to discuss performance of funds against their appropriate benchmarks. At this time, we are not planning to change comparison peer groups for fixed-income, high-income, balanced, equity income, and some specialized equity funds.

Not Part of Annual Report or Prospectus

Japan

Fund Talk: The Manager's Overview

(Photograph of Yoko Ishibashi)

Yoko Ishibashi, Portfolio Manager of Fidelity® Japan Fund

Q. How did the fund perform, Yoko?

A. About in line with the market. For the 12 months ending October 31, 2006, the fund returned 12.54%, edging the 12.47% return of the Tokyo Stock Exchange Stock Price Index (TOPIX) and besting the 11.36% return of the LipperSM Japanese Funds Average.

Q. Why did the fund outperform the index?

A. Strong stock picking in the financials sector - particularly in the banking industry - enhanced the relative performance of the fund. In the banking group, the fund benefited from not holding any shares in major index component Mitsubishi UFJ Financial Group, the entity that resulted from the merger of two large Japanese banks in late 2005, as it fared relatively poorly during the period. I thought the company appeared weaker than its peers in terms of both earnings growth prospects and valuation. Successful stock selection in the materials and telecommunication services sectors also boosted the fund's return. Conversely, the consumer discretionary sector had a negative impact on fund performance. There, our results were hurt the most by a sizable underweighting in automobiles and components - a segment that benefited from a weaker Japanese yen - and also by a large overweighting in retailers, which fell back on profit-taking and unseasonable weather. Overweighting energy hurt relative returns as well.

Q. How did the fund's positioning evolve?

A. The most notable change was a significant reduction in the number of holdings. I did a major review of all the stocks in the fund and retained only those in which I had the utmost confidence. At the beginning of a recovery, it can be beneficial to own some companies of lesser quality because they often are highly leveraged and frequently can outperform their peers with more-conservative balance sheets. However, as a recovery ages, liquidity typically dries up and the business environment becomes more challenging. Then it pays to own the companies with the strongest balance sheets. As a result of these changes, the number of holdings went from more than 100 a year ago to fewer than 70 by the end of the period.

Q. Aside from Mitsubishi UFJ Financial Group, which stocks helped most versus the index?

A. The top contributor was Mitsui Engineering & Shipbuilding. Tight shipping capacity and strong demand led to firmer pricing across the company's product line. Additionally, orders increased for higher-margin ships and engines, such as those designed to transport liquefied natural gas. Video game developer Nintendo also boosted the fund's results. On the hardware front, the company's handheld console sold well, and investors eagerly anticipated the rollout of the new Wii console around Christmas of 2006. Meanwhile, sales of the company's Brain Training game and other innovative software remained robust. In the materials sector, a notable contributor was Sumitomo Metal Mining, a producer of nickel, copper and gold. Strong prices for those metals, as well as rising production volumes, aided the stock. Lastly, Sumitomo Realty & Development benefited from the recent strength in real estate prices, particularly in major metropolitan areas.

Q. Which stocks detracted from relative performance?

A. Underweightings in automaker Toyota and office automation equipment manufacturer Canon hurt performance, as both index components turned in stellar performances during the period. Also limiting the fund's gains was Ebara, a maker of waste incinerators. Allegations of price-fixing sidetracked the stock and I sold it by period end. While the fundamental outlook for another detractor, Nippon Oil, continued to be solid, lower oil prices forced the company to reduce the estimated value of its inventory, thereby temporarily hurting earnings. In the case of JGC Corp., specializing in the engineering of chemical and energy plants, sales bookings in fiscal 2005 that were expected to be completed in 2006 distorted the company's overall trend of solid earnings growth. A decline in the price of crude oil also weighed on its share price. However, given JGC's impressive pipeline of future projects and a more favorable balance between low- and high-margin projects, I took advantage of the stock's weakness to add to the fund's position.

Q. What's your outlook, Yoko?

A. At period end, I am cautiously optimistic about the near-term prospects for Japanese stocks. On the one hand, there are a number of factors that could signal more challenging times ahead, including the advanced age of the global recovery, recent increases in U.S. and Japanese interest rates, weakness in the U.S. housing market and attempts by China to limit certain kinds of fixed investments. However, there also are many positive trends. Japanese companies continue to become more shareholder-friendly and more competitive, especially in many key areas of the technology sector. This shift toward greater transparency and responsiveness has increased the level of mergers and acquisitions, and this trend should gather momentum in the next few years. Moreover, if the Japanese economy continues to strengthen, it should become less dependent on the health of its trading partners. At the company level, I'm still seeing constructive trends in earnings and balance sheets.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of Japanese issuers

Fund number: 350

Trading symbol: FJPNX

Start date: September 15, 1992

Size: as of October 31, 2006, more than $1.7 billion

Manager: Yoko Ishibashi, since 2000; research analyst, several industries, 1994-2000; joined Fidelity in 1994

3

Not Part of Annual Report or Prospectus

Japan

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Japan Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Fund	12.54%	74.73%	89.73%
TOPIX Index	12.47%	68.42%	11.52%
Lipper Japanese Funds Average	11.36%	63.60%	32.16%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Fund	12.54%	11.81%	6.61%
TOPIX Index	12.47%	10.99%	1.10%
Lipper Japanese Funds Average	11.36%	10.20%	2.23%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Fund	11.30%	12.70%	5.83%
TOPIX Index	10.70%	10.89%	0.28%
Lipper Japanese Funds Average	10.47%	10.55%	1.46%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Japan Smaller Companies

Fund Talk: The Manager's Overview

(Photograph of Kenichi Mizushita)

Kenichi Mizushita, Portfolio Manager of Fidelity® Japan Smaller Companies Fund

Q. How did the fund perform, Kenichi?

A. The fund declined 0.36% for the 12-month period ending October 31, 2006. By comparison, the Russell/Nomura Small CapTM Index declined 1.27% and the LipperSM Japanese Funds Average rose 11.36%.

Q. Why did the fund beat its index?

A. In the Japanese equity market, large-cap stocks significantly outperformed small-cap stocks during the period. In this environment, the fund's bias toward small-caps detracted from its absolute performance. Relative to the index, the fund's stock selection in the financials sector was successful, particularly our holdings in real estate developers, whose share prices rose on growing demand for housing and office space. The fund's underweighting in consumer credit companies and regional banks, which trailed the benchmark, also helped performance. Elsewhere, our exposure to stocks in the information technology sector proved beneficial. Strong global demand for silicon wafers helped the share-price performance of semiconductor and semiconductor equipment makers. Other technology manufacturers we owned also demonstrated strong earnings growth and were notable contributors.

Q. What was your strategy?

A. As small-cap stocks traded at a premium relative to large-cap stocks, I put particular emphasis on valuations when selecting holdings. I also reduced positions in a number of Internet-based service providers in the software/services and media industries, whose stocks had become expensive. I sold off positions in online brokers and diversified financials for the same reason. Conversely, I added to positions in relatively undervalued stocks in the technology hardware, semiconductor/semiconductor equipment and automobiles/components industries. I also increased the fund's exposure to real estate developers, real estate investment trust managers and homebuilders. While the recovery in consumer activity was not as strong as I had expected, I maintained a high level of conviction in individual names in retailing and added to positions on share-price weakness. I reduced positions in small-cap stocks whose valuations looked overstretched, shifting assets to mid-cap stocks whose valuations appeared reasonable relative to the sustainability of their earnings growth.

Q. What holdings contributed to performance?

A. Token Corporation is a Nagoya-based builder of condominiums, apartments and houses. The company's construction-order growth was very strong, its gross profit margin improved and its stock did well. Sumco is engaged primarily in the manufacture of silicon wafers for the semiconductor industry. Sales expanded steadily and the company was able to raise prices. Sumitomo Realty & Development develops, manages and sells houses and condominiums. Its leasing business grew rapidly due to increasing rental prices and declining vacancy rates. Strong demand for condominiums and rising brokerage fees also provided a favorable business environment.

Q. What detracted from performance?

A. The fund was hurt by weak stock selection in industrials, health care, software/services and consumer services. In terms of individual detractors, Rex Holdings, which operates restaurant chains and a convenience store franchise, saw its share price decline sharply after revising earnings projections downward for 2006. Sammy NetWorks provides Internet games and entertainment through mobile phones. In addition to being pulled down along with other Internet-related stocks, a disappointing near-term earnings outlook weighed on Sammy's share price. As we were not convinced that its new businesses could give impetus to the company's growth momentum, I sold the stock. Telewave, a vendor of information technology equipment for small companies and one of the fund's largest contributors in 2005, declined during the period on massive profit taking.

Q. What's your outlook, Kenichi?

A. In the short term, I think Japanese share prices likely will remain sensitive to swings in overseas markets and domestic economic data. However, the relative underperformance already seen in the Japanese market suggests that concerns about global and domestic economic growth and corporate earnings have largely been discounted. Japanese companies' earnings projections still appear overly cautious, particularly in view of earnings trends since the start of fiscal 2002, which have failed to show a contraction even during temporary lulls in economic momentum. As a result, it is likely that we will start to see a rash of full-year earnings upgrades in 2007. In this environment, I'm finding good earnings growth among beneficiaries of strong capital spending, improving consumer sentiment and reflation (the Japanese government's actions to reverse the deflationary economy). The small-cap market has seen prices fall during the past six months, and small-caps now represent good values relative to their larger counterparts. Market consolidation could provide excellent opportunities to invest in high-quality companies at cheaper prices, and our research continues to focus on uncovering long-term growth potential that is either underestimated or overlooked by the market.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of Japanese issuers with smaller market capitalizations

Fund number: 360

Trading symbol: FJSCX

Start date: November 1, 1995

Size: as of October 31, 2006, more than $1.2 billion

Manager: Kenichi Mizushita, since 1996; manager, several Fidelity Investments Japan Limited, and institutional funds; joined Fidelity in 1985

3

Not Part of Annual Report or Prospectus

Japan Smaller Companies

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Japan Smaller Companies Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Smaller Companies Fund	-0.36%	105.18%	140.25%
Russell/Nomura Small Cap Index	-1.27%	89.98%	22.33%
Lipper Japanese Funds Average	11.36%	63.60%	32.16%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Smaller Companies Fund	-0.36%	15.46%	9.16%
Russell/Nomura Small Cap Index	-1.27%	13.70%	2.04%
Lipper Japanese Funds Average	11.36%	10.20%	2.23%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Japan Smaller Companies Fund	0.81%	16.60%	8.17%
Russell/Nomura Small Cap Index	2.36%	14.30%	1.41%
Lipper Japanese Funds Average	10.47%	10.55%	1.46%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Latin America

Fund Talk: The Managers' Overview

(Photographs of Brent Bottamini and Adam Kutas)

Brent Bottamini (left) and Adam Kutas, Co-Portfolio Managers of Fidelity® Latin America Fund

Q. Brent, how did the fund perform?

B.B. It did very well. For the 12 months ending October 31, 2006, the fund returned 43.57%, outperforming the 38.47% return of the Morgan Stanley Capital InternationalSM Emerging Markets - Latin America Index and the 40.91% return of the LipperSM Latin American Funds Average.

Q. What was your strategy, Adam?

A.K. We looked for attractively valued stocks of companies offering a catalyst for growth. As 2006 began, we felt that valuations had become overextended, which led us to reduce the size of some of our larger holdings, increase investments in defensive industries and add to assets in Chile, which historically has been a relatively safe haven. When the investment environment improved in the summer, we took on a less defensive stance, condensing the number of stocks in the fund.

Q. Brent, what specific factors helped the fund beat its index?

B.B. The fund benefited from strong security selection in materials - which declined as a percentage of net assets - and telecommunication services, as well as good stock selection in and an overweighting of industrials, which rose as a percentage of net assets. On a geographic basis, solid stock picking in Brazil helped significantly. An underweighting and poor stock selection in energy held back performance, as did the fund's modest cash position. Underweighting an index component domiciled in Europe and weak results from the fund's small stake in U.S. stocks also dampened returns. Favorable currency movements boosted absolute performance.

Q. Which stocks performed well, Adam?

A.K. On an absolute basis, the top performer was the fund's largest holding, Mexican wireless company America Movil, which thrived due to steady subscriber growth. Overweighting the stock also helped relative to the index. Three of the top relative contributors were steel companies: Usiminas and Siderurgica Nacional from Brazil, and an out-of-benchmark position in Gerdau AmeriSteel (traded on the Toronto Stock Exchange). These stocks benefited from strong demand and consolidation in the industry. However, we felt they had become too expensive and that rising inventories might dampen business fundamentals, so we eliminated Gerdau AmeriSteel. Elsewhere, Brazilian airline TAM benefited from increased ticket sales due partly to favorable currency exchange rates. Copper producer Grupo Mexico rose on the strength of its turnaround as well as robust demand. Lastly, Brazilian apparel retailer Lojas Renner appreciated due to growing sales among the burgeoning middle class in that country.

Q. Brent, which stocks detracted from relative performance?

B.B. The fund lost ground to the index by underweighting two energy firms, Luxembourg-based Tenaris and major index component Petrobras from Brazil. We reduced our energy holdings - eliminating Tenaris - as oil and natural gas inventories grew and valuations became expensive. Unfortunately, energy stocks continued to perform well. Our underweighting in Telefonos de Mexico also hurt, as this stock rallied following an outcome to the Mexican election that was favorable for the company. Acero del Pacifico - a Chilean steel and iron ore company in which we were overweighted - treaded water in an up market, further dampening the fund's relative return.

Q. What's your outlook, Adam?

A.K. After such a strong run-up, individual stock picking likely will be the main driver of relative performance in Latin America in the months to come. Questions remain about the Chinese economy. Any slowdown there would significantly influence the Latin American markets, with their high concentration of raw materials stocks. Another factor could be the outcome of the November congressional elections in the United States, and what effect they might have on global trade. Mexico has strong ties to the United States, so any weakness in the U.S. economy could directly impact that market. Brazil appears to be catching up to Mexico in its development of a consumer class, and a spate of initial public offerings (IPOs) outside of the raw materials area is further proof of the improving breadth of the Brazilian market. Another important recent event was Colombia's removal of restrictions on overseas investors, which was a positive step in the maturation of the Latin American markets.

Note to shareholders: Fidelity Latin America Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Latin American market. As of October 31, 2006, the fund did not have more than 25% of its total assets invested in any one industry.

Fund Facts

Goal: seeks long-term growth of capital by investing mainly in equity securities of Latin American issuers

Fund number: 349

Trading symbol: FLATX

Start date: April 19, 1993

Size: as of October 31, 2006, more than $3.1 billion

Managers: Brent Bottamini, since 2005; co-manager, Fidelity Advisor Latin America Fund, since 2005; research analyst, Latin America, since 2003; analyst, Fidelity High Yield Group, 1998-2003; joined Fidelity in 1998; Adam Kutas, since 2005; co-manager, Fidelity Advisor Latin America Fund, since 2005; research analyst and manager, Fidelity Canadian Equity Research Team, 1999-2004; analyst and manager, Fidelity Investments Canada Limited, 1996-1999; joined Fidelity in 1996

3

Not Part of Annual Report or Prospectus

Latin America

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Latin America Fund has a 1.50% short-term redeption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Latin America Fund	43.57%	335.97%	285.51%
MSCI EM - Latin America Index	38.47%	322.42%	320.21%
Lipper Latin American Funds Average	40.91%	315.39%	332.57%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Latin America Fund	43.57%	34.24%	14.45%
MSCI EM - Latin America Index	38.47%	33.40%	15.44%
Lipper Latin American Funds Average	40.91%	32.88%	15.72%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Latin America Fund	28.90%	33.21%	13.41%
MSCI EM - Latin America Index	21.66%	32.43%	14.46%
Lipper Latin American Funds Average	25.76%	31.83%	14.59%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Nordic

Fund Talk: The Manager's Overview

(Photograph of Trygve Toraasen)

Trygve Toraasen, Portfolio Manager of Fidelity® Nordic Fund

Q. How did the fund perform, Trygve?

A. For the 12-month period ending October 31, 2006, the fund returned 29.68%, while the Financial Times Stock Exchange (FTSE) World Nordic Index gained 35.96%. During the same period, the LipperSM European Region Funds Average returned 32.13%.

Q. What were the major factors influencing performance?

A. Many Nordic-based companies flourished, benefiting from the robust global economic expansion. High energy prices stimulated the economy of Norway, home to many oil-related companies, while Swedish engineering and industrial companies profited from large capital investments globally. However, the fund trailed the FTSE index, largely due to its underexposure to solid-performing Swedish truck manufacturers and to stock selection in health care. A sizable portion of the fund's absolute return came from favorable currency movements.

Q. What were your principal strategies?

A. As the period progressed, I moved away from cyclical growth companies, including those most exposed to raw materials prices, while raising the emphasis on secular - meaning long-term - growth companies. I increased investments in the telecommunication services sector as well as in media companies with growth opportunities in Eastern Europe, while I reduced exposure to health care companies. In the energy sector, I decreased positions in the large integrated oil companies, and increased investments in oil field services companies, which I believed would benefit as the energy industry attempted to make up for years of underinvestment. The fund's largest positions were the two giant global telecommunications equipment companies, Nokia of Finland and Ericsson of Sweden, each of which accounted for roughly 9% of fund assets on average. Moving to an overweighting in Ericsson later in the period helped results, as the stock rebounded sharply on strong growth in wireless infrastructure investments. Underweighting Nokia also aided performance, as the firm's profit margin was squeezed by price competition in the mobile handset market.

Q. What were some of the investments that held back results?

A. My underweightings in two major index components that I did not own at period end, Swedish truck manufacturers Volvo and Scania, hurt. While I believed the new-truck cycle was nearing its end, each stock rose sharply. Scania received a takeover bid, while the market reacted favorably when an activist shareholder proposed a restructuring of Volvo. TANDBERG, a Norwegian video conferencing equipment producer, declined early in the period when disappointing earnings led to the resignation of its chief executive officer. The stock recovered but remained a detractor for the fiscal year. I was late in increasing my weighting in Investor AB, a Swedish investment company whose stock rose after the company adopted a new business strategy. My underweightings in SSAB Svenskt, a Swedish steel company, and in Fortum, a Finnish energy utility, also hurt. I did not own either stock at period end.

Q. Besides Ericsson and Nokia, what other stocks helped?

A. Energy was an area of strength, led by my overweighting of Aker Kvaerner, a Norwegian oil services company. Another boost to results came from my investment in Hexagon, a Swedish engineering company not in the index. Aker Kvaerner benefited from its leadership position in deepwater drilling hardware, while Hexagon has developed innovative new technologies for measuring industrial processes. ABB Ltd., a Swedish power plant construction company, benefited from increased infrastructure spending. I took profits in selling two stocks that had performed well early on: Millicom International Cellular, a Luxembourg-based wireless communications company operating in emerging markets; and Leroy Seafood Group, a Norwegian operator of fish farms.

Q. What's your investment outlook, Trygve?

A. I continue to think many Nordic-based companies have excellent prospects. The region's major technology, engineering, industrial and energy-related companies are positioned to benefit from the improving global economy, while the region's domestic economies also are enjoying strong growth.

Notes to shareholders: On December 14, 2006, the Board of Trustees agreed to present a proposal to shareholders to merge Fidelity Nordic Fund into Fidelity Europe Fund. Shareholders of Nordic Fund are expected to meet on May 16, 2007, to vote on the approval of the proposal. If approved, the merger is expected to be completed by the end of June 2007. Please see footnote 1 on page XXI for further information.

Fidelity Nordic Fund may invest up to 35% of its total assets in any industry that represents more than 20% of the Nordic market. As of October 31, 2006, the fund did not have more than 25% of its total assets in any one industry.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of Denmark, Finland, Norway and Sweden

Fund number: 342

Trading symbol: FNORX

Start date: November 1, 1995

Size: as of October 31, 2006, more than $348 million

Manager: Trygve Toraasen, since 1998; manager, Fidelity Europe Fund, since January 2006; associate portfolio manager, Fidelity Nordic Fund, 1997-1998; research analyst, 1994-1998; joined Fidelity in 1994

3

Not Part of Annual Report or Prospectus

Nordic

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Nordic Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Nordic Fund	29.68%	137.86%	265.07%
FTSE World Nordic Index	35.96%	133.19%	249.60%
Lipper European Region Funds Average	32.13%	129.63%	205.10%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Nordic Fund	29.68%	18.92%	13.82%
FTSE World Nordic Index	35.96%	18.45%	13.33%
Lipper European Region Funds Average	32.13%	17.26%	11.53%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Nordic Fund	14.12%	18.43%	13.48%
FTSE World Nordic Index	22.73%	19.68%	13.11%
Lipper European Region Funds Average	21.72%	17.06%	11.23%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

1 The note to shareholders is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the Reorganization of Fidelity Nordic Fund into Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198 after March 19, 2007. The Prospectus/Proxy Statement also will be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

Not Part of Annual Report or Prospectus

Pacific Basin

Fund Talk: The Manager's Overview

(Photograph of Dale Nicholls)

Dale Nicholls, Portfolio Manager of Fidelity® Pacific Basin Fund

Q. How did the fund perform, Dale?

A. For the 12 months ending October 31, 2006, the fund returned 24.55%, outdistancing the 22.10% return of the Morgan Stanley Capital InternationalSM All Country Pacific Index but trailing the 26.56% return of the LipperSM Pacific Region Funds Average.

Q. Why did the fund outperform the index?

A. The fund had an excellent first half, returning more than 31% and leading the index by almost six percentage points at the end of April 2006. Less favorable market conditions in the period's second half, including a sharp correction that drove investors into defensive market sectors, eroded some of the fund's gains as well as a good portion of its performance advantage over the index. Geographically, out-of-index exposure to India and favorable stock selection in Singapore, along with overweightings in China and Indonesia, had a notably positive impact on performance versus the index. Hong Kong-listed names - including some incorporated in the Cayman Islands - boosted our results as well. Currency fluctuations further aided the fund's returns. On the other hand, unrewarding picks in Japan, which on average comprised almost half of the fund's holdings, hampered performance, although underweighting that country was beneficial. Among sectors, stock selection helped in the capital goods segment of industrials and in telecommunication services, financials and utilities. Conversely, stock picking and an overweighting hurt in the media segment of the consumer discretionary sector, as did an overweighted exposure to retailing. My picks in software and services also were detrimental.

Q. What adjustments did you make during the period?

A. Most of the changes in the funds I manage come as a result of bottom-up decisions about individual companies. That said, during the period the fund's exposure to Japan fell by more than seven percentage points, widening our underweighting there. While I'm still confident in the long-term promise of Japan's economic recovery, I thought I saw better opportunities elsewhere. For example, I continued to look for companies set to benefit from the long-term growth potential in China. With the value in some of these companies becoming more recognized in the market, the index returned more than 59% from Chinese stocks. In many emerging markets, we're seeing a combination of dynamic growth and a gradual evolution toward more-transparent corporate governance and more-competitive companies.

Q. Which stocks helped versus the index?

A. Softbank, a Japanese technology conglomerate, was the fund's top contributor. The stock had a sharp run-up toward the end of 2005 amid overall market strength and excitement about the company obtaining a license to enter the cellular handset market. I sold the position to lock in profits. Our stake in South Korean Internet search firm NHN also proved rewarding. Rapid growth that included the expansion of the company's gaming business into Japan and China aided the stock. Indonesian natural gas provider Perusahaan Gas Negara continued to benefit from the outlook for further expansion of its distribution network and improved pricing. Not owning Japan-based index component Mitsubishi UFJ Financial Group also was timely, as the bank stock underperformed the benchmark. China Life Insurance further aided our results amid healthy demand for the company's policies.

Q. Which stocks were detrimental?

A. A Japanese provider of Web browsers for cellular phones, Access, appeared to suffer from the fact that it was a developing story with a high valuation. Another Japanese holding, manufacturing design services provider ARRK, also worked against the fund's results. The company designs and produces molds used in the mass production of a variety of products. Rising raw materials costs were a factor in curbing the company's earnings growth. Not owning wireless services provider China Mobile further detracted from performance versus the index. Although I thought the stock had a rich valuation and the company might see its profit margins erode due to intensifying competition, China Mobile's share price performed exceedingly well. Meanwhile, security software company Intelligent Wave suffered from a delayed product rollout and a rich valuation. No longer confident of the stock's potential given its valuation, I sold it.

Q. What's your outlook, Dale?

A. Overall, economic fundamentals in the region remain strong at period end. For example, although growth in some areas of China's economy could cool, I remain bullish on the long-term prospects for consumer spending due to the nation's rapidly growing middle class. In South Korea, exporters have been hurt by that country's appreciating currency, and domestic growth is not as dynamic as China's, but opportunities abound there nevertheless. Although investor sentiment in Japan was somewhat negative at the end of the period, the longer-term outlook for the Japanese economy still appears favorable, and I'm especially alert for opportunities in the mid- and small-cap segments that got hammered in the recent correction. These and other factors should provide plenty of attractive investment opportunities.

Fund Facts

Goal: long-term growth of capital by investing mainly in equity securities of Pacific Basin issuers

Fund number: 302

Trading symbol: FPBFX

Start date: October 1, 1986

Size: as of October 31, 2006, more than $972 million

Manager: Dale Nicholls, since 2004; manager, Fidelity Advisor Japan Fund, since 2003; research analyst, several industries, 1996-2003; joined Fidelity in 1996

3

Not Part of Annual Report or Prospectus

Pacific Basin

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Pacific Basin Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Pacific Basin Fund	24.55%	117.83%	117.24%
MSCI AC Pacific Index	22.10%	107.41%	32.21%
Lipper Pacific Region Funds Average	26.56%	128.10%	80.16%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Pacific Basin Fund	24.55%	16.85%	8.07%
MSCI AC Pacific Index	22.10%	15.71%	2.83%
Lipper Pacific Region Funds Average	26.56%	17.44%	5.74%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Pacific Basin Fund	18.16%	17.16%	7.25%
MSCI AC Pacific Index	14.94%	15.47%	2.03%
Lipper Pacific Region Funds Average	19.05%	17.29%	5.09%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See page <Click Here> for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Southeast Asia

Fund Talk: The Manager's Overview

(Photograph of Allan Liu)

Allan Liu, Portfolio Manager of Fidelity® Southeast Asia Fund

Q. How did the fund perform, Allan?

A. For the 12 months ending October 31, 2006, the fund returned 41.50%, handily beating both the 32.63% return of the Morgan Stanley Capital InternationalSM All Country Far East ex Japan Index and the 33.12% return of the LipperSM Pacific Region ex Japan Funds Average.

Q. Why did the fund outperform the index?

A. Most of the outperformance - and most of the gains in absolute terms - came in the first half of the period, when strong economic growth combined with solid gains in corporate earnings and moderate inflation to produce exceptional share price advances. For the period overall, favorable stock selection in the financials, technology, utilities and industrials sectors helped performance. Moreover, strong appreciation of the fund's financials holdings helped to increase our weighting in that sector substantially during the period. I also added selectively to our holdings in bank stocks, in part because of some intriguing new offerings in China, such as China Construction Bank. Conversely, my picks in energy, consumer staples and health care could have been better. On a country basis, my picks in China, South Korea and Singapore - together with some Hong Kong-listed names incorporated in the Cayman Islands - added significantly to performance, along with overweightings in China and Indonesia.

Q. Aside from a higher financials exposure, how did the fund's positioning evolve?

A. I trimmed its weighting in information technology. Part of that reduction came from the semiconductors and semiconductor equipment group, which had a great run early in the period. As the period progressed, I became concerned about potential inventory build-ups and the companies' sensitivity to any economic deceleration that might occur. Other shifts were a reduction in consumer discretionary stocks and increases in the materials and utility sectors. On a country basis, I reduced the fund's weighting in South Korea, in part because of my growing caution toward exporters there in the face of a sharp appreciation in the won, Korea's currency. On the other hand, the fund's weightings in Hong Kong and China increased. Stabilizing interest rates and even the prospect of rate declines improved the outlook for Hong Kong's banks and real estate companies.

Q. Which stocks helped performance versus the index?

A. The top contributor by far was Indonesian natural gas utility Perusahaan Gas Negara, the fund's fourth-largest holding at period end. The higher cost of crude oil over natural gas continued to prompt increasing customer use of the latter, thereby driving robust earnings growth for the company. Foxconn International Holdings, a vertically integrated manufacturer for the cellular handset industry, benefited from strong handset demand and the global trend toward greater outsourcing. Also boosting the fund's results was AAC Acoustic Technology Holdings, a maker of acoustic components for the handset market. The company's price competitiveness fueled gains in market share, which helped the stock. Both Foxconn and AAC Acoustic are Hong Kong-listed stocks of companies incorporated in the Cayman Islands. Another stock adding value was Singapore-listed Cosco Corp., which enjoyed solid results from its shipping repair operations in China. Lastly, Korea-based Hynix Semiconductor was a chip stock that performed well earlier in the period, and I sold it to nail down profits.

Q. Which stocks detracted from performance?

A. Hyundai Motor, a Korean automaker, was hampered by the won's appreciation. Also hindering our performance was Nan Ya Printed Circuit Board, a Taiwanese electronic materials producer that saw its profit margins erode due to pricing pressure and slowing demand. Far EasTone Telecommunications, a Taiwanese provider of wireless telecom services, managed to post a single-digit gain, but this high-dividend stock was ignored by many investors who were drawn to higher-growth opportunities. Further holding back performance was power tool maker Techtronic Industries, which fell victim to a slowdown in orders and rising raw materials costs. I sold both Nan Ya and Techtronic by period end.

Q. What's your outlook, Allan?

A. Looking ahead, the growth of China certainly will continue to have a big impact on the future of this region. While there is ongoing concern about the potential effects a "hard landing" - or excessively rapid deceleration - of the Chinese economy could have on the rest of the region, so far China has done a good job of gently restraining its dynamic growth without choking it off completely. Elsewhere, in South Korea, Taiwan, Hong Kong and other areas where the fund has investments, I'm excited by the progress I've seen, especially in balancing the growth of domestic spending with generally healthy export markets. Over the years, this fund has maintained a consistent focus on the highest-quality companies in the region. That task has become increasingly rewarding in recent years, as more Asian companies have emerged as winners in their respective spaces. I think the fund's shareholders should benefit as long as I maintain my focus on companies with strong business fundamentals.

Fund Facts

Goal: long-term capital appreciation by investing mainly in equity securities of Southeast Asian issuers

Fund number: 351

Trading symbol: FSEAX

Start date: April 19, 1993

Size: as of October 31, 2006, more than $1.5 billion

Manager: Allan Liu, since inception; manager, several funds for non-U.S. investors, since 1990; research analyst, Southeast Asian markets, 1987-1990; joined Fidelity in 1987

3

Not Part of Annual Report or Prospectus

Southeast Asia

Performance

The information provided in the tables below shows you the fund's performance, with comparisons over different time periods to the fund's relevant benchmarks - including an appropriate index as well as a group of similar funds whose average returns are compiled and monitored by an independent mutual fund research company. Seeing the returns over different time periods can help you assess the fund's performance against relevant measurements and across multiple market environments. The performance information is presented in two ways - cumulative total returns and average annual total returns - and is further explained below.*

Current performance may be higher or lower than the performance data quoted. For month-end performance figures, please visit fidelity.com/performance or call Fidelity. The performance data featured represents past performance which is no guarantee of future results. Investment return and principal value will fluctuate; therefore you may have a gain or loss when you sell your shares.

Fidelity Southeast Asia Fund has a 1.50% short-term redemption fee on shares held less than 90 days.

Fiscal Periods Ended October 31, 2006

Cumulative Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Southeast Asia Fund	41.50%	199.11%	94.12%
MSCI AC Far East ex Japan Index	32.63%	171.12%	22.05%
Lipper Pacific Region ex Japan Funds Average	33.12%	190.78%	99.09%

Cumulative total returns reflect performance over the periods shown. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Southeast Asia Fund	41.50%	24.50%	6.86%
MSCI AC Far East ex Japan Index	32.63%	22.08%	2.01%
Lipper Pacific Region ex Japan Funds Average	33.12%	23.39%	6.25%

Average annual total returns represent just that - the average return on an annual basis for the fund and its benchmarks assuming consistent performance over the periods shown, based on the cumulative return and the length of the period. This information represents returns as of the end of the fund's fiscal period as shown on the cover of this shareholder update.

Periods Ended September 30, 2006

Average Annual Total Returns	Past 1 year	Past 5 years	Past 10 years
Fidelity Southeast Asia Fund	29.13%	25.40%	6.05%
MSCI AC Far East ex Japan Index	21.14%	22.67%	1.55%
Lipper Pacific Region ex Japan Funds Average	20.94%	24.40%	5.73%

This information shows the returns of the fund, its index, and its peer group for different time periods through the end of the most recent calendar quarter, as opposed to through the end of the fund's fiscal period as shown above.

Lipper calculates average annual total returns by annualizing each fund's total return, then taking an arithmetic average. This may produce a different figure than obtained by averaging the cumulative total returns and annualizing the result.

See next page for index information.

* Total returns are historical and include changes in share price and reinvestment of dividends and capital gains, if any.

Not Part of Annual Report or Prospectus

Past performance is no guarantee of future results.

For complete fund holdings, please see the Investments section of the Annual Report, which is attached to, but not part of, this Shareholder Update.

It is not possible to invest directly in an index. All indices represented are unmanaged.

All indices include reinvestment of dividends and interest income unless otherwise noted.

Citigroup Non-U.S. World Government Bond Index is a market value-weighted index that is designed to represent the performance of 19 world Government bond markets, excluding the United States. Issues included in the index have fixed-rate coupons and maturities of at least one year or more.

The Dow Jones Industrial Average, published by Dow Jones & Company, is a price-weighted index that serves as a measure of the entire U.S. market. The index comprises 30 actively traded stocks, covering such diverse industries as financial services, retail, entertainment, and consumer goods.

Fidelity China Region Fund Linked Index links the returns of the Hang Seng Index from the commencement of the fund on November 1, 1995 through September 1, 2000 and the MSCI Golden Dragon Plus Index beginning September 1, 2000. The Fidelity China Region Linked Index is designed to represent the equity markets of Hong Kong through September 1, 2000 and the equity markets of China, Taiwan and Hong Kong beginning September 1, 2000.

Financial Times Stock Exchange (FTSE) World Nordic Index is a market capitalization-weighted index of stocks traded in Scandinavian markets.

Hang Seng Index is a market capitalization-weighted index of the stocks of 33 of the largest companies in the Hong Kong market.

J.P. Morgan Emerging Markets Bond Index Global is a market value-weighted index of U.S. dollar-denominated Brady bonds, Eurobonds, traded loans, and local market debt instruments issued by emerging markets' sovereign and quasi-sovereign entities.

Lehman Brothers Aggregate Bond Index is a market value-weighted index of investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more.

Morgan Stanley Capital International All Country (MSCI AC) Far East ex-Japan Index is a market capitalization-weighted index of stocks traded in various Asian markets, excluding Japan. The Index is designed to measure equity market performance in the Far East, except for Japan, and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International All Country (MSCI AC) Pacific Index is a market capitalization-weighted index of stocks traded in various Pacific regional markets. The Index is designed to measure equity market performance in the Pacific Region, and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International Emerging Markets (MSCI EM) Index is a market capitalization-weighted index of equity securities of companies domiciled in various countries. The Index is designed to represent the performance of emerging stock markets throughout the world and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International (MSCI) Europe Index is a market capitalization-weighted index of equity securities of companies domiciled in various European countries. The Index is designed to represent the performance of developed stock markets in Europe and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International Emerging Markets (MSCI EM) - Latin America Index is a market capitalization-weighted index of stocks traded in various Latin American markets. The Index is designed to measure equity market performance in Latin America and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a market capitalization-weighted index of equity securities of companies domiciled in various countries. The Index is designed to represent the performance of developed stock markets outside the United States and Canada and excludes certain market segments unavailable to U.S. based investors.

Morgan Stanley Capital International Golden Dragon Plus Index is a market-capitalization weighted index designed to represent the performance of the equity markets of China, Taiwan, and Hong Kong.

NASDAQ Composite Index is a market capitalization-weighted index that is designed to represent the performance of NASDAQ securities.

Russell/Nomura Small Cap Index is a market capitalization-weighted index of common stocks domiciled in Japan. This index measures the performance of small companies that represent approximately 15% of the total market capitalization of the largest investable Japanese securities.

Standard & Poor's 500 Index (S&P 500) is a market capitalization-weighted index of 500 common stocks chosen for market size, liquidity, and industry group representation to represent U.S. equity performance.

S&P/TSX Composite Index is a market capitalization-weighted index of stocks traded in the Canadian market.

Tokyo Stock Exchange Stock Price Index (TOPIX) is a market capitalization-weighted index of the largest and better established stocks traded on the Tokyo Stock Exchange.

The Lipper China Region Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

The Lipper European Region Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

The Lipper Japanese Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

The Lipper Latin American Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

The Lipper Pacific Region Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

The Lipper Pacific Region ex Japan Funds Average reflects the performance of mutual funds with similar objectives tracked by Lipper Inc. and excludes the effect of sales charges.

Merrill Lynch U.S. High Yield Master II Constrained Index is a market value-weighted index of all domestic and yankee high-yield bonds, including deferred interest bonds and payment-in-kind securities. Issues included in the index have maturities of one year or more and have a credit rating lower than BBB-/Baa3, but are not in default. The Merrill Lynch U.S. High Yield Master II Constrained Index limits any individual issuer to a maximum of 2% benchmark exposure.

Morningstar Europe Stock Category average reflects the performance of mutual funds with similar holdings tracked by Morningstar, Inc.

Morningstar Diversified Emerging Markets Category average reflects the performance of mutual funds with similar holdings tracked by Morningstar, Inc.

Prior to September 1, 2000, Fidelity China Region Fund operated under certain different investment policies. Accordingly, the fund's historical performance may not represent its current investment policies.

TIF-SHU-1206 449198.1.0
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Not Part of Annual Report or Prospectus